Filed by Boston Private Financial Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of

1933, as amended.

Subject Company : Gibraltar Financial Corporation

Investors are urged to read the registration statements on Form S-4 to be filed regarding the proposed transaction and any other documents filed with the Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. Investors are able to obtain these documents free of charge at the SEC’s website, (http://www.sec.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Corporate Clerk, telephone (617) 912-1900. Boston Private and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock is set forth in the proxy statement for Boston Private’s 2004 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 15, 2005.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL WEBCAST ON APRIL 19, 2005 BY BOSTON PRIVATE FINANCIAL HOLDINGS, INC.:

Contact:	Walter M. Pressey
President
Boston Private Financial Holdings, Inc.
(617)-912-1921

Steven D. Hayworth
Gibraetar Financial Corporation
(305)-476-5501

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

BOSTON

BPFH Conference Call

April 19, 2005

9:30 am CT

Conference Coordinator:	Good day. All sites are now on the conference line in a listen-only mode.

At this time, I would like to turn the program over to your host, Mr. Timothy L. Vaill.

Go ahead, please.

Timothy L. Vaill:	Good morning, everybody. Thank you very much for joining us.

This is a gorgeous, bright, sun shiny today here in Boston and the Red Sox are on their way to their sixth-straight victory. And in consistent with that kind of victorious motion, Boston Private is also very proud of its progress today with the introduction of Gibraltar Bank.

To start things off, I’m going to ask Megan Chambers, our General Counsel, to read the disclaimer.

Megan?

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

Margaret Chambers:	Thank you, Tim. Good morning.

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.

These statements include, but are not limited to, statements about the benefits of the transaction, its timing, future operations, market position or prospects, statements regarding strategic growth rate, the strengths of the company’s and Gibraltar’s business, and the quality of the company’s and Gibraltar’s loan portfolio.

You should not place undue reliance on our forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to significant risks, uncertainties, and other factors which are in some cases beyond Boston Private’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

These factors include among others the risk that the transaction may not be consummated on a timely basis or at all, changes in the interest rate environment which may reduce interest margins and adversely impact net interest income, adverse conditions in the capital market and the impact of such conditions on Boston Private asset management activities, competitive pressures from other financial institutions, the effects of national and local economic conditions, the risk that the businesses will not be successfully integrated, and the ability to obtain the required approval, the risk that expected business synergies may not be realized, the risk of goodwill and intangibles recorded in the company’s financial statements will become

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

impaired, and risks related to the identification and implementation of acquisitions as well as the other risks and uncertainties detailed in Boston Private’s annual report on Form 10K and other filings submitted to the Securities and Exchange Commission.

Boston Private does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Timothy L. Vaill:	Thank you very much, Megan.

I’m turning to Page 3 now on the presentation you had available to you.

For a number of years, over ten years, Boston Private has been building its national strategy starting in the (limit) of course and identifying areas in a country where we think the demographics really support our wealth management strategy.

In each of those regions, we’ve been creating clusters of companies representing private banking, financial planning, and investment management and try to offer a comprehensive set of products to wealthy individuals, their families and their businesses.

At each case, private banking has been the centerpiece of our strategy and this is the case certainly with the introduction of Gibraltar Bank in South Florida — an ideal partner for Boston Private.

On Page 4, you’ll see a map of the US, which you’ve seen before. We’ve demonstrated this at a number of occasions over the years, showing the areas that we think are the most promising for the strategy that we’ve developed over the years.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

And you can see down the low right hand side, Florida. And you’ll learn a little bit later in this presentation the attractive demographics and growth characteristics of that particular region.

On Page 5, together with Gibraltar, you can see what our company looks like today, sort of our national franchise today. We’re represented in six different regions, three on the West Coast, three on the East Coast, with a total of 12 different companies. Each of these companies are independently and autonomously run but they’re coordinated by our Boston Private Strategy Bank in Boston.

Altogether, the company will have a little over $4 billion in balance sheet assets and close to $22 billion in assets under management.

On Page 6, you can see that in this particular case, we think that working together with Gibraltar was exactly the right thing to do and exactly the right market. The business models are ideal. And in fact, they match each other almost person per person.

The commitment to client service - our exceptional client service is really what has been our hallmark for all of these years and that’s certainly been the hallmark for Gibraltar during its 11 years of business as well.

Both companies have a very disciplined credit culture and you’ll learn more about that as we go along here. We’re very proud in both sides to have virtually no serious credit problems.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

The wealth management presence of course is really taking advantage of the enormous amount of wealth that’s been created in this country in the last 25 or 30 years in particular going after the newly affluent in particular, and also trying to take advantage of the transition of wealth as well as it moves from one generation to the next, the baby boomer (former stage).

So, the same thing is happening here at Florida (because) that’s a very attractive market. And this gives us an immediate penetration in what I think is the fastest growing market in the country.

I’m on Page 7 now.

When I first saw the mission statement or the mantra of Gibraltar Bank, we trust - respect, trust, and loyalty and the rest will follow, I knew right away that we had some soul mates in Steve Hayworth and the troops at Gibraltar Bank.

Gibraltar is an exceptional bank that’s focusing strictly on the private banking market since its beginning and it’s led by a very, very high performing and committed management team led by Steve Hayworth — one of the founders.

The company was founded in 1994, and the assets during that time have grown from $40 million to approximately $1 billion in ten years. That’s a remarkable record. It points out the kind of growth and the kind of management leadership that Steve and the rest of his team have provided.

At this stage, I’m going to ask Steve Hayworth, who’s with us this morning, if he will jump in here and talk to us a little bit about Gibraltar and talk about the next few slides.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

Steve?

Steven Hayworth:	Thanks, Tim, and good morning, everybody.

Just picking up on Page 7 where Tim left off, our five offices are very strategic in nature. They’re in very high net worth areas, not only residentially but also in key business centers, which we think is very important.

In ‘98, we got our trust powers and began to build our wealth management franchise. And since ‘98, we’ve built that into an excess of 600 million in assets under management.

We have demonstrated a record of high performance across this growth path — 31% compounded since 2000 and adjusted for tax of 18.1 on ROE.

The next page, on Page 8, talks a little bit about our market. I am a Florida native and I have been in Miami since 1980. As you can see, statewide, job growth has just been extraordinary at 3.5%, which is twice the national average. Our state has projected to have the third highest level of population growth in the next five years or so.

Miami-Dade and Broward counties are the two most populated counties, enormous business centers. See, there’s $54.4 billion in deposits for Miami-Dade alone. Broward is another 21.8.

And just a quick point on these communities, you know, the wealth creators - I want to thank (the BF in such common) with Boston Private as we are focused on wealth creators in what we call COI - Centers of Influence. These are basically lawyers and CPAs who are either wealth creators themselves as

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

well as their client base are the wealth creators. So Miami-Dade, Broward counties are two key markets where you have a lot of wealth creation going on.

Coral Gables, which is where our headquarters is, is a very affluent community. You can see 2004 statistics. The median household income was 84% higher than the national median. And 38% of our population have household incomes greater than 100,000.

Continuing on Page 9, this is really our five strategic offices, our key offices. Downtown Miami is an amazing community. We opened that at the outset and it’s approximately 200 million in assets as you can see.

Coral Gables is our headquarters. We only opened that in ‘98, already approaching 200 million.

The South Coral Gables market (or) the South Miami also a - not only a very affluent residential market but also a lot of business commerce down there, particularly with professional firms very, again, a high performing branch as well.

Fort Lauderdale is our newest office. We only opened that in 2003. It’s only a couple of thousand square feet and (it’s sort of) 80 million here but we’re already over 100 million in that office. We’re right at the downtown. Central business district is also a lot of very affluent residential communities and (close proximity) in the office.

(Unintelligible) here, some of you may know the Ocean Reed Club. We’re inside the gates of reportedly the wealthiest private community in the world, very mid-Western in terms of wealth creators that have second and third homes there. We opened that office in ‘98 as well and we had number one market share in that community.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

So that’s our strategic locations.

On the next page, I won’t go through these in detail but certainly you can see our consistent record of growth, you know, not only in assets, loans, but also in deposits and net income. And we’re very proud of these numbers. This has not come from acquisitions. This has come from daily execution consistent with our business model, which dub tails beautifully with Boston Private.

On Page 10, the same thing here in terms of - I’m sorry - Page 11, consistent, strong, you know, record performance in all of these categories. We focus on this very, very heavily.

We also, over the last couple years, have really built our infrastructure and our model to sustain substantially higher growth in the future. And that came - a lot of those initiatives were in the back of the house in terms of key personnel - management personnel and systems to really create the platform for us to grow into this cost structure for the next few years.

On Page 12, what I think is so striking about this if you follow Boston Private is in terms of our low cost funding base and our diversified loan portfolio, it is so similar to Boston Private in every respect and we’re very proud of these numbers. We worked very hard to generate these deposits and these high quality loans and we have done that over the last ten years.

The last page I’m going to talk about is Page 13. You know, and one of the obviously important features and characteristics of our company has been obviously the historical growth but more importantly to Boston Private and all of you and all of us is what does the future look like.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

The presence that we have in this growth markets is extraordinary. And Miami is a very global city. There’s enormous opportunity here in so many different ways. The city has enormous resiliency in any economic cycle. Our platform, as I mentioned earlier, is poised for dramatic additional growth. We really believe that we’re going to grow into our cost structure in a dramatic fashion over the next few years.

In terms of now with our partnership with Boston Private, capital constraints have been removed. We also think there’s enormous opportunities within the family of affiliates for loan participations where here at Florida we’ve not been able to meet a particular client need because of our size. We don’t see that being an issue in the future.

Opportunity to gain market share from competitors, we have worked very hard for ten years really building the brand. We are recognized as one of the preeminent private banking and wealth management companies in South Florida and that has come one relationship, one plan at a time. And we will continue to build on that.

Leverage Boston Private’s plans; I mean several years ago, we begun to work with (Tim and his) folks in terms of a client of theirs that were, you know, buying second homes in Florida and had businesses down here. We think not just in the Boston area but also where the other affiliates reside, there’s enormous opportunity to link Florida with some of those communities. And so, there’s enormous opportunities there. Not only that, on the product side, the opportunities within the family of affiliates to look for ways to enhance our client relationships with products and services that are provided by the affiliates.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

Our charter. We’ve been a big fan of the FSB charter since we started the bank. Our ability to export our business model to other communities across state lines, you know, having one common set of regulatory standards is in our view a very large advantage. And so, you know, as we look about - look to southeast expansion not only in Florida but across the southeast, we think our charter is very attractive for that.

Kind of the last point I’d like to make is, you know, this partnership, we don’t see any disruption whatsoever. I mean our historical performance has been exceptional. But Boston Private is the perfect partner to leverage our strengths and provide us with the platform for us to continue to do what we know how to do and that’s to build client value and shareholder value.

At this point, I’d like to turn it over to Walt Pressey, the President of Boston Private and he’ll go through Page 14.

Walter Pressey:	Steve, thank you very much. And that’s a great introduction to the part that I want to talk about which is the transaction summary and pricing and a little bit about the economics.

You’ve talked about the shared culture and it’s reflected in the transaction structure both Boston and Gibraltar share and honor operator mentality.

And if you’d like to take a look at the total transaction value estimated around 245 million based on Boston Private’s five-day average closing price of $23.33, as of yesterday, it breaks out into both stocks consideration that is shares of Boston Private common stock, as well as cash considerations. The

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

shares are fixed at 4.5 million, that’s worth about $115 million or roughly 47% of the total transaction. And in the aggregate, the family Gibraltar will own about 12%, the lower 12% of Boston private when this transaction closes. The cash consideration which is about 55% is fixed at 130 million and it breaks into two pockets, 113 million of cash which is paid at close and then the balance which will be paid for the stock appreciation rights that employees of Gibraltar own and those payments will be completed on the anniversary of the closing in 2006.

Included in the stock consideration above is also the value of the Gibraltar options which have been converted to Boston Private options and they will have about $16 million worth of value and, of course, that provides a wealth building incentive based upon the price of the common equity of Boston private for the Gibraltar employees.

There’s a standard cash break-up team of 11.5 million; we’re going to talk about synergies that are involved in this transaction but included our synergies in 2006 of 1.9 million on a pre-tax basis. And then also included in the economics of this transaction would be the one-time merger charges which represents fees for both the investment bankers on both sides of the deal, the lawyers on both sides of the deals and the accounting fees.

We expect this transaction will close early in the fourth quarter of this year. And then importantly, we’re looking at the governance of Gibraltar on a going forward basis. Of course, as you’ve heard, we’re delighted to tell you that Steve Hayworth will remain as CEO and head up our expansion in the southeast. Steve will have - has executed a multiyear contract and frankly will be an important shareholder with Boston Private.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

We’ll continue to offer Gibraltar under its own brand name as a separate standalone, independent subsidiary, maintaining the FSB Charter that Steve talked about just a moment ago. We think that’s a very valuable part of the transaction and we think it’s going to be important to us.

Boston Private will, as it usually does, participate in the governance of Gibraltar by adding two members to the Gibraltar Bank Board.

And I should add here that Steve Hayworth and Mr. Jim Dyke, who is a major shareholder of Gibraltar, will participate in what we call the Chairman’s Advisory Council - some of the very important CEOs and shareholders of Boston Private that have the opportunity to counsel the Chairman and the Board of Boston Private along the way.

So moving over to Page 15, let’s talk a little bit about the transaction pricing.

The transaction pricing I should say at the outset is based upon Gibraltar’s financial statements at the holding company level. And I know that this is complicated for some of you analysts because you don’t have ready access to the holding company numbers. We’ll try to make those to you as best we can. I know you have access to the bank numbers through various vehicles but the holding company numbers, you know, are really what’s important here because that’s what we are buying. We are buying the holding company, which obviously holds the bank. So that results in the consideration price for Gibraltar share of $190.30. That results in the aggregate purchase price of 245 million.

And what this means is price to earnings ratio based upon the last 12 months earnings of a little over 25, which is well below the median in the South Florida market and is reflective of high performing company in the high

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

performing market. We think that this really is the ratio to focus your attention on because this is a transaction that’s based upon a growth organization and a growth market. And that’s what we are signing on for.

The other standard transaction ratios that are important are the price to book value in ‘04, which is above the median but below the high in the South Florida financing with respect to the price to tangible booked value per share. And, again, that premium to core deposit is inline with the marketplace in South Florida.

As I mentioned earlier, Gibraltar will in the aggregate - the Gibraltar family in the aggregate about 12.5% of Boston Private’s common stock after the close.

Moving on to Page 16, let’s talk a little bit about the financial impact. This will increase Boston Private’s own attractive, long-term earnings growth rate because Gibraltar’s, you know, growth rate is so strong and the demographics in the South Florida market is so strong.

This is immediately accretive on a cash basis - accretive to cash earnings per share in 2006. On a GAAP basis (this is basically even) accretive in 2006 and 2007. This results from the fact that there is a significant pro forma cash return on tangible equity of 38%, which results in accelerated capital formation.

We estimate based upon the core deposit intangibles and other intangibles of Gibraltar, which in the aggregate added to the intangibles that Boston Private has on its balance sheet already, will generate roughly $15 million worth of cash earnings per year just as a result of the amortization of these intangibles. So that is significant capital formation all by itself.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

The projected internal rate of return for this transaction is between 14% and 16% depending upon your estimates of the growth rate of Gibraltar. And it does include a very modest synergy projection of 1.9 million, which is approximately 4.5% of expenses.

I’ll go through that in more detail, so let’s turn if we can to Page 17 and then Page 18 where I’ll talk about the synergy.

First of all, just to take a look at the earnings per share impact, we have a rate for you here an estimate of Boston Private’s net income on a standalone basis. This estimate is derived from publicly available information. First of all, the 2006 number is the first (total) estimate of earnings per share of $1.59 of net income. And then the 2007 estimate is based upon the (IDAS) long-term earnings growth rate, which is stated at 13.2% resulting in 54.4 million.

Gibraltar’s numbers are a result of internal projections on the part of Gibraltar representing 14.5 million and 17.6 million respectively.

The after-tax adjustments that are relevant to come to the pro forma net income first include the funding interest expense of 3.3 million - in 2007.

We have a significant flexibility with respect to how we finance this transaction. Let me just comment on that briefly at this moment in time.

One possibility would be for us to take down the forward contract that many of you know is our funding consists of $36 million worth of Boston Private common stock, roughly 2.6 million shares outstanding. That’s available at any moment in time that we request it and would be one source of capital.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

We also have the ability in combinations with Gibraltar to issue additional trust preferred stock to the extent of $50 million. And then on top of that we have the ability to finance some of the cash needs of this transaction with normal debt. And the debt that would be required…

Man:	…the forward contract that many of you know is outstanding consists of $36 million worth of Boston Private common stock of 2.6…

Walter Pressey:	We’re having a little feedback here.

Man:	...million shares outstanding. That’s available...

Walter Pressey:	I’m sorry. We had a little feedback here so I apologize for that interruption.

But the debt that would be involved in the transaction will be normal bank debt. And as I’ve said that’s one way to finance this particular transaction. We will have another payment due for the stock appreciation rights in the first anniversary of closing as I mentioned before.

So that results in the funding interest expense.

The synergies that are reflected with respect to the (Alco) repositioning are just a reflection of taking the current portfolio that Gibraltar has in place and repositioning with respect to higher interest rates that are readily available.

The intangibles amortization come in two pieces — the core deposit intangible and the intangible for employment contracts — and that adjustment is reflected. And then the cost savings that are here stated on after-tax basis from the synergies, that I’ll go into in a minute, 900,000 and 1.1 million respectively.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

So that gets you to the (unintelligible) invested net income.

The pro forma average diluted shares are reflected below that and that shows you the earnings per share both on a GAAP basis and on a cash basis.

(The fee), as I mentioned earlier, GAAP basis were breakeven accretive slightly 3 cents of 1% accretive in 2006; 4 cents or 2.3% accretive in 2007. And on a cash basis we’re immediately accretive nearly 2% or three cents accretive and then 3.5% or 7 cents accretive in 2007.

So turning to Page 18, let’s talk about the synergies that are involved. I might point out here that perhaps unusually, with respect to transactions that many of you hear about, these synergies are not being imposed by Boston Private; these are actions that the management at Gibraltar is able to take on its own basis after combining their operations with Boston Private’s operation.

The results in reduced compensation expense of a little over $1 million, most of which comes as a result of a fact that the stock appreciation right will be assumed by Boston Private and be paid out as part of the compensation in the - or consideration in the transaction.

Also, the board will be restructured in terms of compensation. And the compensation will be reflected appropriately and then there will be some, you know, cut backs of temporary employees that, you know, have been necessary but will not be necessary on a going forward basis. All the permanent staff will continue in place and all the board members will continue in place as we’ve talked about before.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

We are able to reduce some of the professional fees and the audit fees. However, as you can see, there will also be new compliance expenses associated with the (unintelligible) paragraph 404, which is listed at the bottom of that part.

And then there are some other minor adjustments with respect to Key Man Insurance and a consulting expense that will no longer be necessary as a result of this acquisition.

So all of these cost savings are a function of management actions the Gibraltar management will be taking on its own base. I mentioned also - and that by the way, is in total $1.5 million on a pre-tax basis and $900,000 on an after-tax basis as we talked about on the prior slide.

This (Alco) repositioning is simply a roll over of, you know, a couple of securities in the portfolio to a higher rate as they mature and then more efficient liquidity management process brought about as a result of management actions taken by Gibraltar. And that results in a modest synergies, 1.9 million.

What’s really important here is what’s not on the page. We think there are significant synergistic opportunities with respect to Boston client base and the client base of our subsidiaries in New York City, many of whose clients actually have significant ties to the Florida - South Florida marketplace.

So the opportunity to take advantage of that is I would think very right. But we have actually forecast no benefit from that in this transaction, we think there are significant additional benefits that will be available as times goes on in this transaction. And we’re really looking forward to working with the Gibraltar team to achieve that.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

So moving on to Page 19, let me just talk in summary about the financial overview here.

You can see we’ve shown you the assets net loans and deposits of each of Boston Private and Gibraltar and then in a combined pro forma, 4.3 million of assets, 3.1 million of net loans and 3.1 million of deposits.

Of the loan to deposit ratio in - on a pro forma basis, will be about 101.5%. You can see that as of 12/31, Gibraltar has loan to deposit ratio of 119%, actually, at the end of the first quarter that’s been brought to about 104%, so very attractive deposit growth in the first quarter has allowed them to payback some of the financial - federal home loan bank funding that they used very attractively and very effectively to help fund their balance sheet.

You do see that there is a reduction in the ratio of tangible equity to tangible assets, (I implied that), we talked about it before and that of course is prior to the benefit that we will receive from amortization of intangibles that results in the capital formation that we talked about before.

It also does not reflect the fully converted convertible trust preferred that Boston Private has on its balance sheet today. If you were to give effect for that conversation at tangible equity to tangible asset ratio would be 5.4%. And of course, you know, that reflecting the conversation of 105 million of convertible trust preferred security. You can see that the tier one leverage ratios and tier one risk rate assets in a total capital ratio on a pro forma basis are all well capitalized ratio.

Now, just to summarize this before we move on, this transaction that’s consistent with our strategic (unintelligible) as Tim mentioned before, it

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

enhances a shareholder value, we think, dramatically. It expands the franchise into very attractive communities in South Florida, an area that we frankly have been looking to get into for a long period of time with exactly the right partner gives us tremendous opportunity to leverage the wealth management expertise in an opportunistic market. And frankly, the complimentary management (unintelligible) and cultural fit is just perfect for all of us.

So, Mr. Vaill, I will turn this (unintelligible) here assembled that we have (unintelligible) and went to in detail here but which is available for your approval here in the presentation.

This is also going to be posted on our Web site available for replay beginning around 12:30 today and available for access on the Web site for those of you who wish to look at it further.

Mr. Vaill??

Timothy L. Vaill:	Thank you very much, Walt.

We’re ready to take any questions that might be forthcoming.

Conference Coordinator:	And at this time, if you would like to ask a question or make a comment, please press the star and 1 on your touchtone telephone. Once again, if you have a question or a comment at this time, please press the star and 1 on your touchtone telephone keypad now. And if you wish to remove yourself from the queue for any reason, you may do so by pressing the pound key.

And we will go first to the site of Jennifer Demba from Suntrust Robinson Humphrey.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

Go ahead please.

Jennifer Demba:	Good morning.

I was just wondering if Steve could give us some color on the loan portfolio, what kind of commercial real estate lending they’re doing, condo lending, et cetera, et cetera.

And I have a follow-up question.

Timothy L. Vaill:	Happy to do that, Jennifer.

Steve?

Steve Hayworth:	Yes.

Great - it is a great question because, you know, there’s an extraordinary amount of, you know, vertical development that’s going on in South Florida and obviously across the country but we’ve been avoiding the condo market, Jennifer, for years.

You know, it’s a market that in our view is the one area that gives me concerns at night, you know, that the number of units, you know, coming online are extra ordinary in numbers. And Miami has been very resilient. I moved in here in the early 80s when, you know, there were some issues on Brickle Avenue intended to condos. And, you know, obviously, the city worked through those but - you know, so in terms of high-rise condo development, commercial real estate, we don’t do any of that kind of lending. For one thing our legal lending limit is too small.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

But, you know, fundamentally that’s an area of the market that has never been of interest to us. We like the single family, residential properties; we like them in the most affluent desirable areas that the supply in South Florida is pretty thin. And most of these very high single-family home communities, particularly waterfront, and the demand is very high.

So, you know, we - for our type of client base, you know, this is a single family home, they’re affluent individuals and that’s what we’ve really focused on since day one when we hired Chase Manhattan Mortgage banking team in Miami shortly after I started the bank.

Jennifer Demba:	What’s the average loan size of your single-family mortgages?

Steve Hayworth:	Somewhere between 450 and 475.

Jennifer Demba:	Any other loan categories you’ve been avoiding?

Steve Hayworth:	You know, we’ve done effectively no, you know, commercial lending to businesses other than professional firms. You know, we don’t do asset base lending; it’s not part of what we do. So, we’ve avoided it because we don’t have the expertise but it’s also not consistent with our business model.

We don’t do any real consumer lending per se, we’ve never done any indirect automobile, as a matter of fact, you know, we do very little automobile lending at all. And it’s generally for, you know, luxury automobiles when we do it. We do no wholesale on the residential side. We don’t do any wholesale lending either.

Jennifer Demba:	Okay.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

I have a follow-up question for Tim; you alluded in your monologue that you maybe going to some other southeast markets with this model, can you kind of elaborate on that?

Timothy L. Vaill:	Well, Jen, you know, we work with a firm up in Pennsylvania called Economy.com, which has a data base model that we - into which we insert several variables to identify where the most attractive regions are given our business model.

Included - there are several markets in the southeast - I would name Atlantic (for ones that are sure) but there are several others do stretching west and stretching north. And now with a firm based in South Florida and the leadership team that Steve brings, we think we can more - we can accelerate our approach into those different markets.

Jennifer Demba:	Okay. Thanks. Looks like a really good fit. Thank you.

Timothy L. Vaill:	Thanks, Jen.

Conference Coordinator:	And we will move next to the site of (Christopher Marring) from Think Partners.

Go ahead please.

(Christopher Marring):	Hi, guys. Good morning.

Timothy L. Vaill:	Hey, (Chris).

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

(Christopher Marring):	Steve, can you elaborate on your relationship in the past with Bessemer and to what extent that is going to either be the same or changed going forward. Does that make any difference on the asset management side?

Steve Hayworth:	And I’d be happy to.

You know, when we started the Wealth Management in ‘98, Bessemer was our only sub-advisory relationship. And we, to this day, have a very good relationship, a very synergistic one with Bessemer.

A couple of years ago we - actually 2001, I began to want to have an additional sub-advisory relationship in some of the disciplines that Bessemer was not an expert in. And that was generally in the value area particularly with small cap, you know, mid-cap.

And so we created - we did a national search and we looked at some of the biggest firms in the country and a lot of boutique firms. But the one that attracted me the most is a firm out of Philadelphia called Wescott.

It’s - like us, it’s run by the founder; 17-year old company. They’re, you know, a quiet company but maniacal about what they do. And so what we did, we created a second sub-advisory relationship to compliment Bessemer with Wescott.

And I’m comfortable that our relationship with both of those firms is broad based and deep and that an opportunity like this is actually going to be very good for both of them particularly as we look at other geographic markets in the southeast to expand the Gibraltar brand.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

So, I’m excited not only for us but I’m also excited for our partners like Wescott and Bessemer as we integrate and look at this, you know, the synergies within the other affiliates as well.

(Christopher Marring):	Tim, that does not create any conflict for you at the parent company level does it?

Timothy L. Vaill:	No, (Chris), as you know, it’s wholly consistent with our approach here. I’ve always believe for a long time that you have to have a combination of both proprietary products as well as outsourced products because the number one objective is to do what’s best for the client.

And so our people know that if they can produce both performance and price that’s competitive, well, they’re going to be in the (hunt). But there’s no exclusivity about that at all. And that’s always been the standard at Boston Private.

So, were very happy to work with Bessemer and Wescott and other sub-advisories who could really bring the best possible products to our clients.

Steve Hayworth:	And, (Chris), just as a follow up, this is Steve. You know as we get closer to closing, you know, one of my first priorities is to have our folks and Tim’s folks and all the affiliates, you know, look closely at what we each do and, you know, the needs of our clients because I think it’d be great if we can find additional, you know, synergies within the affiliates.

(Christopher Marring):	Very well.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

Now just one follow up is on the (trip) charter, you know, can you elaborate in terms of this can be used on a national basis not just for the southeast expansion?

Timothy L. Vaill:	Yeah, Megan, do you want to comment on that?

The answer is yes but go ahead, Megan.

Margaret Chambers:	Yes, it can be used in any place in the nation, there aren’t the prohibitions that you find with state chartered organizations. So you can branch across state line relatively quickly and relatively easily.

(Christopher Marring):	Does the change in regulator prohibit you from growing faster? Do you have concern with that?

Steve, your experience against it.

Steve Hayworth:	No. And, (Chris) as, you know, we visited with you a couple of times in Atlanta on trips to see our regulators. You know, we’ve taken a very - a proactive approach with our regulators, like Boston Private from day one. We’ve treated them like a shareholder. It’s important to us for them to know exactly what we’re doing.

As you can from these numbers, you know, we’ve grown very rapidly in the past not only in asset growth but also net income. And, you know, it’s always been very important to us to stay in front of the regulatory curve, make sure we know what they’re thinking. And, you know, they can also be very helpful, if you - you know, they see what’s happening within our region.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

So I don’t have any concerns. I’ve obviously communicated with the regulators, they’re very excited about this for us, they’re excited that Boston Private has a strong interest in the OTS, the FSB charter.

Timothy L. Vaill:	(Chris), let me just elaborate on this a little bit.

You know, actually Gibraltar’s not going to be changing its regulator; they will continue to be regulated by the OTS. And we have, on our part, spent some time with the Federal Reserve Bank of Boston and we will incorporate in to our existing regulatory structure the FSB chart just to (this stance). And the Boston fed is comfortable with that as well. It’s not unusual, it’s actually happened on a number of banks for a fair number of years. So the regulatory structure, it turns out to be the best of both worlds and we’re delighted by it.

(Christopher Marring):	Great, guys. That’s helpful. Thank you.

Conference Coordinator:	And we’ll move next to the site of Ken Worthington from CIBC World Markets.

Go ahead please.

Kenneth Worthington:	Hi; good morning. I apologize; I jumped on the call a little late, so if any of these questions are redundant, let me know and I’ll just wait for the transcript.

Can you give us a little bit, on the business mix with Gibraltar, the spread versus the fee income?

Timothy L. Vaill:	Sure. I’d be happy to.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

Let me just talk real quick about the business mix, like Boston Private, we are focused very much on wealth creators. And those are predominantly lawyers, CPA, doctors, business owners, entrepreneurs, professional athletes.

You know, it’s a consistent model; it’s been consistent from the day I wrote the business plan. We focus heavily on centers of influence, meaning lawyers and CPAs and other advisors to these type of individuals not only to bank them personally, and deal with wealth management issues for them personally, but also to demonstrate to them the thoughtfulness that goes into that and an attempt for them to refer their clients.

So, you know, the business mix is very much focused on those types of individuals.

We - the lending, and I don’t know if you heard about the lending, but the lending is predominantly residential real estate - single family residential real estate. We have a very strong presence in South Florida, particularly in Miami Gate County in that area. We are recognized as one of the preeminent residential lenders in single-family jumbo market; that’s very, very important to us. We believe that you cannot be a tough private bank if you don’t have as good a jumbo mortgage product exist in the market.

So, you know, the wealth management, the fee income side, is really - the non-interest side is really - our mortgage banking fees, we - we’re large wholesaler, the Chase Manhattan, the (City Group), Wells Fargo, GreenPoint, Washington Mutual are primary - secondary market relationships and so we either keep in the portfolio or sell into the secondary market.

When we do that that’s where we generate non-interest income. And the other component of non-interest income is the wealth management fees, which I

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

said earlier, we started in ‘98, so it’s kind of our newest component of non-interest income but a dramatically growing one and one that there’s a significant need in South Florida for.

Kenneth Worthington:	So what is the difference in the contribution from the lending versus the wealth management?

Timothy L. Vaill:	(Tony Karen), our CFO is here as well.

(Tony Karen):	In terms of total revenues about 15% of our total revenues come from the income generating lines and about 85% from that normal net interest income.

Kenneth Worthington:	Okay.

And if you look at your customer mix, you said you have the real folks on the high net worth. First, can you define for me or give me your definition of what a high net worth clients is. And then if you could give maybe a percentage of your business coming from that high net worth client.

Timothy L. Vaill:	I’d be happy to.

By the way, fundamentally, I have always avoided, because it’s always worked to my advantage, defining, you know, what a private banking relationship should look like.

I think it’s very important particularly with the young professional that’s coming out of, you know, graduate school who may actually have a negative net worth because of student loans, if you can begin to build a relationship and a dialogue with those individuals, you can build long-term loyalty.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

And particularly because of the nature of, you know, the businesses that they go into where they’re - you know, they become advisers for others that may have a lot more money than they do, we have been very proactive in focusing on those individuals.

So, we don’t have a set minimum, you know, net worth or income requirement like so many of our large bank competitors and that has been a major advantage of ours.

Also, you know, I’ve never seen a financial statement yet that told me what somebody’s parents are worth. And so, it’s a generational transfer of wealth that’s going on - you know, taking place now and in the future, you know, we want to be ahead of that curve.

So, I would tell you that literally 100% of our revenues come from those types of individuals, they’re either wealth creators or they’re the trusted advisers for wealth creators. That is the bank model and focus.

Kenneth Worthington:	Okay.

James Dawson:	Ken, this is Jim Dawson in Boston. I can add a little bit of color here too.

If you look at the similarities between Gibraltar’s portfolio and Boston Private Bank’s portfolio, it’s very interesting because if you lay one over the other, you see that both of us have about 60% of our portfolio in single family residences and the remaining 40% is carved up a little bit differently but not significantly, about 30% of the remaining portfolio at Gibraltar is related to construction and some commercial real estate, whereas, it’s 20% of Boston Private Bank & Trust Company. And then the remaining 10% is to consumers and some businesses, law firms and others, and at Boston Private Bank, it’s about 20%.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

The similarities are very interesting and I think Jennifer asked a question about the mix in the loan portfolio earlier, there’s something called a QTL, I think it’s a Qualified Thrift Lender measurement that the OTS uses. And I believe you have to have about 55% of your portfolio in single family residences or real estate related activity.

And the Gibraltar’s probably about 75% of their assets that would be QTL qualified, so to speak. And Boston Private is approaching 70%, so Boston Private Bank & Trust Company has a very close portfolio to Gibraltar.

And when I boil it down, you know, we do business with the same people; we do business with service professionals, entrepreneurs, corporate executives and I would say that the difference is on the margin and the margin would be Boston Private has a higher portfolio of venture capital firms, private equity firms and Gibraltar does a little bit more business with real estate developers.

But the similarities are pretty amazing and the other thing, when you dig a little bit deeper is the quality of the lending staff, when you look at the lenders who are the ones out there making the decisions on real estate loans and other commitments both organizations are making, it’s a rich team of people who have been in their markets for quite a while.

So they know the markets intimately and we - in every situation we want to preserve the character of each individual company. So, the similarities are dramatic but there are some differences and there should be some differences because the South Florida market is a little bit different than the New England market.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

Kenneth Worthington:	Thanks.

And last question then I’ll re-queue up, less I be a pig here on the call.

For Steve, can you talk about your strategies to kind of find your clients and build those relationships? If you’re not really - if it’s not - you’re looking for people who are very young in their wealth creation, you know, cycle, you know, what’s your process?

Steve Hayworth:	Well, I mean, you know, clearly that’s - one of the strategy is obviously to build these relationships early with these type of professionals. But, you know, at almost a $1 billion in size, we have a lot of very affluent, very successful entrepreneurs and business owners already. And what we’re trying to be is very thoughtful with these people.

These industry - one of the opportunities candidly that I see Boston Private and Gibraltar are taking advantage of is the avoidance of just trying to sell something to somebody and really understand how meaningful or appropriate, you know, that product or service maybe.

So we’re spending a lot of time and investing a lot of time in these relationships to understand what is appropriate. When you do that, in our view, the payback is enormous. And we’re focused very much on what we ROE at the client level. I mean, we’ve always had, you know, limited resources and capital. And, you know, so even with these - the results you’ve seen, you know, we’re very much focus on net income.

So we are - we’re being very thoughtful with these types of clients in terms of what is appropriate to them, what’s the right time to begin talking to them

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

about certain investment strategies or lending strategies but it’s got to dub-tail perfectly into what they’re thinking about and what their goals and objectives are.

So, we have distinguished our self in this market in a very significant way as a top private banking company that is being thoughtful about dealing with someone’s issues. And that has been a very proactive approach in terms of - I mean, we are a business development organization, you know, we are out there, our bankers are out there in the right places at the right events.

For instance, we have an event tonight up on our terrace and it’s to thank a particular law firm for being such a loyal client, I think we have 75; they’ve invited their friends and their colleagues.

So we do a lot of that face-to-face type of business development. We’re out there; we do very little advertising. That’s not how we get our business and I don’t think, you know, with wealth creators, they’re going to respond too much to an ad on the newspaper.

Kenneth Worthington:	Okay, great. Thank you very much.

Conference Coordinator:	And we’ll move next to the site of Mark Fitzgibbon from Sandler O’Neill.

Go ahead please.

Mark Fitzgibbon:	Good morning, gentlemen.

The first question I had is to you, Steve, I’m wondering how large of a role did the added cost of complying with Sarbanes-Oxley have in your decision to sell? And also, how much do you think this deal will accelerate your (de novo) expansion plan?

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

Steve Hayworth:	Two good questions; you know, I mean we - the regulators, certainly our regulators, you know, have been encouraging all FSBs to, you know, adopt many of the principles of Sarbanes.

So, you know, I’m hard pressed to tell you, you know, it was 100 grand or 200 grand but, you know, clearly it was beginning to add up and, you know, it certainly wasn’t one of the drivers of our decision but, you know, it certainly was an issue that you got to focus on in today’s environment.

I think that your second question about (de novo), it certainly will allow us to think a bit more prospectively about where we need to be next. And we’re going to be very, very thoughtful about that. I mean, there are a lot of terrific opportunities in the southeast or United States, some - obviously some, you know, terrific markets on the other coast of our own state.

You know, when we went to Fort Lauderdale that was a pretty easy one for us because we had a lot of professional firms in Miami-Dade that also have offices in Fort Lauderdale. So we were able to leverage the brand we’d already work so hard on, you know, over the last ten years to build - begin to build a base in that market.

And so, you know, it’s also close in proximity. But we’re going to be very thoughtful about whether, you know, (Buckhead) or, you know, (Naples) or some other southeastern location is the right one.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

And I also am not a big believer that you take people from one community and transport them into another and expect they’re going to do well particularly in such a, you know, relationship-oriented business.

So one of the things that - you know, when we kind of narrow down the list of the top two or three, I think what will ultimately, you know, decide whether it’s this one versus that one will be our ability to find the right team of bankers in that location that, you know, maybe feeling a little disenfranchised because of all the consolidation and the big banks and it’s really looking for this kind of platform.

And what I’m particularly excited about is, you know, bringing a platform to a new market, we think we can do very cost effectively.

If you look at Fort Lauderdale, that office is a 100 million and we have a couple of thousand square feet. So, you know, we’ll be very thoughtful about the next market to the extent there’s some synergy with, you know, Miami-Dade County, Broward County, great, but the people will really drive that decision.

Mark Fitzgibbon:	And then the next question I had was are there many products or services that you might be able to export from Boston Private Bank or (Burrell) Bank & Trust?

Timothy L. Vaill:	Well, Mark, I think the answer is there certainly are, particularly on the family office side, where we have three of four of our affiliates, who’re really focusing on the ultra high net worth family and their needs and their businesses.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

There’s a lot of tax related services that are provided. There’re asset allocations services that are provided, there are business evaluation services that are provided.

And I think that as Walter looks through their client base and finds those kinds of needs, as Steve mentioned, they wait and work with the client of what their needs or not they want to push their product. They’ll be able to reach into their affiliate companies to try to solve those particular needs. So the answer is yes.

Mark Fitzgibbon:	But you - Tim, you’ve not factored any of those into the projections?

Timothy L. Vaill:	We have not. I think it’s safe, Mark. I think it’s dangerous to try to build a business case or evaluation based on synergies, which are very hard to predict and sometimes hard to deliver.

Now having done that, we then work like heck to make that happen and I think we will.

Mark Fitzgibbon:	Okay.

And then the last question; I wondered if you could just remind us what your target capital ratio as I think pro forma with the capital offerings that you’re projecting your target - or your tangible capital ratios will be around 540. Where would you like that to be?

Timothy L. Vaill:	Walt, do you want to answer that?

Walter Pressey:	Yeah, I mean, we like our tangible - we like all of our ratios to be above 25 to 50 basis points above well capitalized. And we try to keep it a little higher at the holding company level so we can be a source of strengths for any of our individual banks.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

The great new is that with respect to the banking subsidiaries, we now have in the firm, we now have four very strong private banking subsidiaries, each well managed, each well capitalized. And we have the ability to participate loans across the banking platforms and to sell federal funds, you know, between the banks. This will give, you know, greater flexibility in terms of managing the balance sheet, you know, to a tighter tolerance.

So, you know, I’m personally excited by that.

Mark Fitzgibbon:	Thank you.

Conference Coordinator:	Okay.

And we’ll take our next question from Kevin Reevey from Ryan Beck.

Go ahead please.

Kevin Reevey:	Good morning.

Timothy L. Vaill:	Hey, Kevin.

Kevin Reevey:	Tim and Steve, can you talk about how both organizations plan to work together, I guess, in order to capture the incremental revenue from Boston Private’s clients that tend to migrate down to Florida?

Timothy L. Vaill:	That’s certainly an attractive opportunity I think for both firms. In fact, our clients have been on our case about this for a long time. And in fact that’s

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

happening now, we’re already - we had been before (unintelligible) talking about going back two or three years, had been referring clients down to Gibraltar, now it’s just going to come in to the same process anyway, it was just really great.

But I think there are those opportunities and here again though that we want to respect the relationships that people have formed with both Gibraltar and Boston Private individually. And we’re not looking to transfer clients necessarily.

On the other hand, if one firm can help out geographically, we want to do that.

So, that’s sort of our perspective. And I think the answer of how to get there is you’ve got to start by knowing your contemporaries very, very well. So, Steve and (Tony) and the other key members here will spend a lot of time getting to know their counterparts at the other parts of the Boston Private organization and vice versa.

And once they know each other and really trust each other to handle their clients effectively, then I think we’ll see that accelerate.

Don’t you agree, Steve?

Steve Hayworth:	Yeah, I think one additional point, with last year’s acquisition of KLS in New York and the type of clients that KLS has, a lot of, you know, part - law firm partner types. We’ve been spending a fair amount of time in Manhattan building relationships.

Actually, a couple of our largest clients are actually in Manhattan and they are professionals, one is a forensic CPA that has just been terrific with us. And he

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

- actually after a board meeting two months ago, we went up and met with many of his partners, there are 600; it’s the largest second tier accounting firm in the northeast.

And the are so excited about Gibraltar’s ability to help their clients, most of who are wealth creators in, you know, in leveraging their capital, buying houses in Florida and some of them are actually starting businesses here.

So, you know, with - one of things I’m anxious to do is to spend some time with the KLS folks and begin to build the dynamic between Florida and New York. And as Boston Private looks for additional partners in the New York area, the opportunities for us to create additional synergies, I think, is just enormous.

James Dawson:	Kevin, this is Jim in Boston.

I know we’ve all been on the phone for a while here but I think this is appropriate, we had a strategic planning session about 18 months ago at Boston Private Bank & Trust Company. And we invited 50 of our most strategic clients and to spend a half-day with us helping us modify our five-year plan.

And during the course of the section discussing geographic expansion, we were asking for their input on whether we should open offices on Cape Cod or whether we should expand into Southern New Hampshire.

And a few of them finally raised their hands and interrupted and said, “Let’s stop talking about greater Boston and Eastern Massachusetts, when are you going to be down in South Florida because we have a second home there, we need mortgages, we need deposit products, we need a strong partner down in South Florida.”

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

So, about 18 months ago, our strategic clients were telling us, “You need to have a partner, which can become our primary bank in South Florida and provide additional services to us.”

Kevin Reevey:	And, Walt, the $6 million charge, are you going to take all of that in the fourth quarter of this year or is that going to be for spread out?

Walter Pressey:	Now that will be booked to closing; that’s part of the deal cost.

Kevin Reevey:	Great, thank you.

Conference Coordinator:	And it appears that we have one final question in queue from Wayne Goldstein from Endicott and Management.

Go ahead please.

Wayne Goldstein:	Good morning. Thank you.

I wanted to follow up on a question that an earlier caller asked about capital ratios and then sort of segue that into a strategic question. I was trying to figure from Page 19 what the goodwill to equity level is? And whether that’s something that you guys focus on.

And then if you can talk about what kind of flexibility you have in future acquisitions, stock cash mix and whether or not your capital ratios or the goodwill level limits your acquisition appetite at this point.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

Timothy L. Vaill:	Walt, go ahead.

Walter Pressey:	Thank you.

You know, I really - I’ve said this before on a number of occasions, to, you know, the professional financial services investors, I really feel badly for you because it’s very difficult to, you know, sort of wade through all of the purchase accounting, you know, that’s necessary to understand what’s going on with respect to the financial statements.

But, you know, our attitude is that we focus first on economics and then, you know, we obviously want to make sure that the accounting is always correct and put it in place. But if the economics are right, we’re going to go forward with the transaction.

So, we don’t think that we have any limitations at this juncture with respect to further transactions that we would do. But every transaction, you have to look at on a standalone basis, you have to start with, you know, are the people right, is the culture right? And obviously that’s absolutely the case here.

Then the next thing you try to do is you try to make sure that the transaction structure reflects the important contribution that each of the partners are making to value added for shareholders. And I think we’ve demonstrated that this transaction absolutely fits that model to a (tee). And so that’s perfect in this situation.

And then you start working on the economics and the economics, you know, reflect both the cash on cash internal rate of return, kinds of calculations that you do. And it also reflects the, you know, GAAP accounting kinds of issues.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

And that’s why we focus, you know, some attention earlier in this conversation about the fact that this transaction is cash accretive and it generates a fair amount of capital just as a result of the amortization of intangible.

So, in total, this is going to - this transaction here will generate, if memory serves me correctly, about $190 million worth of goodwill and intangibles, of which about 30 million are intangibles and the balance is goodwill.

Is that helpful?

Kevin Reevey:	Definitely. Thank you.

Conference Coordinator:	And it appears that we have no further questions in queue at this time. I will turn the program at this point back over to management for any closing comments.

Timothy L. Vaill:	Thank you very much.

Thank you all very much for joining us this morning for this very, very exciting announcement. I thought the questions were right on point and we’re very pleased to have had Steve and (Tony) with us this morning.

This transaction is proceeding along; we expect to close it in the fourth quarter, as Walt mentioned earlier. And during that time, we’ll spend a lot of time to pursue a number of the strategic options that were discussed this morning and develop the markets that we think are really appropriate for Boston Private going forward.

BOSTON

BPFH Conference Call

Moderator: Timothy L. Vaill

04-19-05/9:30 am CT

So, it’s a very exciting day for all of us. I want to thank everybody for participating, Jim and Bob and Megan and Walt and Steve and (Tony). Thank you all very much this morning. And we’ll talk to everybody sometime soon.

Thank you. Goodbye.

Man:	Thanks.

Conference Coordinator:	Once again, this does today’s teleconference. Thank you for participating. You may disconnect your lines at this time and have a great day.

END